

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 30, 2007

Via U.S. mail and facsimile

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re:** **Och-Ziff Capital Management Group LLC**
> **Registration Statement on Form S-1**
> **Filed July 2, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you

should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by the NASD. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from the NASD informing us that the NASD has no additional concerns.

4. Page 49 of the S-1 briefly describes why you do not believe that Och-Ziff Capital Management Group LLC is an investment company under the Investment Company Act of 1940 ("Company Act"). Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Och-Ziff Capital Management Group LLC as well as Och-Ziff Corp, Och-Ziff Holding, OZ Management, OZ Advisors I and OZ Advisors II (the "Och-Ziff entities"), prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

   (a) Please identify and explain any interests in the Och-Ziff funds held by or through Och-Ziff Capital Management Group LLC. For instance, please explain if interests in the Och-Ziff funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Och-Ziff entities make contributions to the capital of the Och-Ziff funds in connection with or apart from the general partner interests? What are the values with regard to each Och-Ziff fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

   (b) Please explain why an investment in Och-Ziff Capital Management Group LLC is not equivalent to an investment in a fund of funds.

   In addition, please explain if Och-Ziff Capital Management Group LLC is relying on rule 3a-1 under the Company Act.

5.   In your disclosure on p. 49 of the S-1, you state that you are relying on section 3(b)(1). Please explain this reliance in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

6.   Please explain whether the offering by Och-Ziff Capital Management Group LLC should be considered an indirect offering of one or more of the Och-Ziff funds. In particular, please explain whether the use of proceeds of the offering, under which it appears that each of the existing partners will invest all of his after-tax proceeds received in connection with this offering into OZ Global Special Investments (see S-1 at 73), is consistent with applicable law in this area. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

7.   On p. 35 of the S-1, you state that: "The SEC oversees our activities as a registered investment adviser under the Advisers Act." Please confirm which entity or entities in your organizational structure is registered with the Commission as an investment adviser prior to the transaction, and explain any changes in this regard that would result from the proposed transaction.

Cover Page of Prospectus

8.   The cover page should include a brief identification of the material risks that are involved in the purchase of the Class A shares. The disclosure should concisely highlight the most significant adverse risks related to the offering and should be quantified to the extent possible. For guidance, please refer to Section II.A.3.a. of SEC Release No. 33-6900.

Prospectus Summary, page 1

9.   The disclosure throughout this section, including under "The Offering" on page 19, is in some cases, internally repetitive and largely repeats the detailed disclosure found elsewhere in the filing, such as under "Our Structure" beginning on page 61 and "Business" beginning on page 125. Your summary section should provide a brief overview of the most important aspects of your business and the offering, and should avoid stating information that is repeated without elaboration elsewhere. Please revise accordingly.

10.   Please disclose, if true, that Och-Ziff Capital Management Group is a holding company and that the business operations will be performed and all your assets will be held by the Och-Ziff Operating Group. Please also disclose the percent of the assets, the voting control, and the operating control that will be held by the public investors versus the existing owners.

11.   Please disclose how you generate revenues and finance your operations, including a description of the specific sources of revenues, such as management fees, incentive income, investment income and carried interest. Explain how your results of operations are dependent on the performance of your funds.

12.   Please revise to briefly explain here, with more detail in the Business section, what "carried interest" is and how important this is to your business.

13.   Please provide prominent disclosure regarding the total compensation or other remuneration or other awards that your existing owners, executive officers, directors and other affiliates will receive from:

   - cash distributions in 2006 and 2007;
   - cash distributions to be made immediately prior to the offering, such as the proceeds from the new term loan;
   - any proceeds of the offering, including in connection with the purchase of Operating Group A Units;
   - the offering transactions;
   - the reorganization transactions; and
   - any carried interest.

   Please provide this information on an aggregate basis here and in the body of the prospectus with respect to each category of persons, rather than on an aggregate basis, except you should provide this disclosure in the body of prospectus for each individual executive officer and director.

14.   Please disclose the basis for the assertions regarding your competitive position in your industry. We note, for example, the following statements:

   - you are a leading alternative asset management firm;
   - you are one of the largest alternative asset management firms in the world;
   - you have been a leader in international expansion in your industry; and
   - you have been among the pioneers in building a global alternative investment platform.

   If you do not have independent support for a statement, please either make clear that the assertion is your belief based on your experience in the industry, if true, or remove the statement. Please also comply with this comment with respect to any unsupported assertions in the Business section.

15. Please explain what you mean by the following terms: risk adjusted returns; arbitrage; bottom-up analysis; and absolute return.

Industry Overview, page 3

16. Please illustrate traditional asset management and alternative asset management by providing specific, representative examples.

Our Competitive Strengths, page 4

17. Please clarify what you mean with respect to the strength discussed under "Our Funds' Low Correlation with the Broader Capital Markets." In this regard, it is unclear how your business model differs from a business model seeking to earn an "absolute return."

18. Please elaborate on how investors should use the information regarding performance of the OZ Master Fund provided in the table on page 6. In this regard, please clarify that investors are not actually investing in this or your other funds, and that the performance of the funds will not be reflected in your financial statements due to the deconsolidation.

19. The explanation of the Sharpe Ratio in footnote 6 is somewhat technical. Please explain more clearly what the ratio means. For example, does a higher number mean a higher return for a given level of risk than a lower number? And how is any particular level or 'unit' of risk determined?

Our Structure, page 9

20. Please explain why you are engaging in the reorganization prior to taking your company public. Please also explain for each level of the structure the reasons you have formed your company this way and the purpose each entity serves.

21. We note the diagram on page 16. Please quantify in footnote (5) the effect of the grants under the equity incentive plan and the exercise of the over-allotment option.

Reorganization, page 9

22. Please explain what you mean when you refer to the "residual equity interests" that the Class A and Class B operating group units will represent. Clarify

whether the Class C operating group units have some priority in payment of cash distributions.

23. Please explain what sort of business will be conducted by OZ Management and OZ Advisors I, and why your interests in those entities will be held by a taxable corporation. Explain what business will be conducted by OZ Advisors II and why you chose to hold your interest in it through a disregarded entity for tax purposes.

24. We note that you have defined the term "Och-Ziff Operating Group Units" to exclude the class C Units, which receive discretionary allocations. Please consider using a term that is less likely to suggest to readers that you are referring to all Operating Group Units, and that you are instead referring only to the units representing residual equity interests.

Deconsolidation of Och-Ziff Funds, page 10

25. We note the statement regarding the changes in the substantive rights afforded to the unaffiliated limited partners. Please describe these changes and explain the potential impact on your company. In addition, please disclose the reason for these changes and whether the limited partners purchased these new rights.

26. Please explain why shareholders will have a better understanding of your business based on financial reporting resulting from the deconsolidation, and how deconsolidated reporting is more consistent with how management evaluates your business.

Offering Transactions, page 11

27. Consider using separate subheadings within this section for your discussion of the public offering of Class A shares and use of proceeds to purchase Operating Group B Units, and the reclassification of outstanding LLC interests in to Class B shares prior to the offering.

28. Please explain what, if any, impact the possible credit arrangements among the intermediate holding companies will have on investors or Och-Ziff. For example, will this affect the amount of Operating Group B Units Och-Ziff will receive?

29. We note your statement that upon the issuance of Operating Group B Units to the intermediate holding companies, the ownership interests of the existing owners in the group will be "correspondingly reduced." Please clarify the nature of the ownership interest that will be reduced, since it appears that the

existing owners will own both residual equity interests, similar to the interests represented by the B Units, as well as C Units entitled to discretionary income allocations, which are not similar to interests represented by the B Units.

30.   Please explain when and how the Operating Group will use the offering proceeds to purchase the Operating Group A Units from existing owners. Further, clarify how many of the Operating Group A Units will be purchased and at whose election, and any other material terms of the purchase. We also note disclosure on page 13 under "Vesting; Forfeiture; Transfer . . ." that the Operating Group A Units received in the reorganization will vest over five years.

31.   We note that the number of Class B shares to be held by your existing partners may be reduced if the underwriters exercise the over-allotment option. Please briefly describe the relationship between the number of Class B shares and the number of Class A shares that will be outstanding. For example, is it your intention that, in the aggregate, a particular number of shares will be outstanding after the offering?

Voting and Approval Rights, page 12

32.   Please consider using separate bullet points to better highlight for investors each of the aspects of voting and approval rights that will result in the Class B shareholder committee controlling the outcome of any matter submitted to a vote of shareholders. Please also briefly describe the types of board actions with respect to which the committee will have approval rights, and the types of structural and other changes with respect to which the committee will have consent rights.

Exchange and Registration Rights, page 12

33.   When you refer to "our option" to convert the units into cash, it appears that it is really at the option of the existing owners in light of their voting control. Please revise or explain.

Tax Consequences and Distributions, page 17

34.   Please clarify that you will receive a tax opinion. Please also summarize the opinion and identify counsel.

35.   You must clearly disclose the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, please explain why counsel cannot give a "will" opinion, describe the degree of

uncertainty in the opinion and provide risk factor disclosure setting forth the risk to investors. Alternatively, please delete words such as "we believe," "we expect," "we anticipate" or words that describe tax consequences "generally." Please also comply with this comment under the heading "Tax Consequences and Distributions" on page 71 and under the heading "Material U.S. Federal Tax Consequences" on page 184.

36. Where you state that distributions will not be made on the Class B shares held by your partners in connection with a distribution on the Class A shares, please clarify, if true, that the partners and other holders of the Operating Group A Units will receive distributions in an amount per unit similar to the amount per share that the Class A holders will receive. This appears to be the case because you state that you will cause the Operating Group to make distributions to holders of the "Och-Ziff Operating Group Units," which is defined to include the Operating Group A Units, in order to fund any distributions you declare on the Class A shares. Please further clarify, if true, that while the holders of the Operating Group A Units will receive additional tax distributions to satisfy their respective tax liabilities in connection with the distributions, the holders of the Class A shares will not necessarily receive such additional tax distributions.

Use of Proceeds, page 20

37. We note that the net proceeds will be used to purchase units from the existing owners. Please disclose the purchase price of each unit and how it was determined.

Cash Distribution Policy, page 20

38. Please elaborate on your plans to make discretionary income allocations to the Operating Group Class C Units. For example, what factors or measures will the Partner Management Committee consider in determining whether and in what amounts to make these allocations? Investors should be given a clearer sense of the extent to which distributions on the Operating Group Class C Units will preclude or reduce amounts otherwise available for distributions on the Class A shares.

39. We note the disclosure in the last sentence of the second paragraph. Please briefly describe the contractual and legal, tax and regulatory restrictions that may restrict your ability to make distributions.

Owners' exchange rights; tax receivable agreement, page 22

40. We note that the existing owners have the right to exchange their units for Class A shares. Please disclose how you determined the exchange rate.

41. With respect to the tax receivable agreement, please quantify and disclose the amount of the expected cash savings.

Risk Factors, page 27

42. Please delete the fourth sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

Our internal control over financial reporting…, page 34

43. We note the disclosure in the second sentence of the first paragraph. Please briefly explain how your internal controls do not meet the requirements of Section 404.

Market and Industry Data, page 43

44. Please revise this section to remove the implication that you are not responsible for the accuracy of the information you elected to include in the prospectus. In this regard, we note the statement that there is no guarantee of the accuracy and completeness of the information and that neither you nor the underwriters have verified the information.

Our Structure, page 61

Deconsolidation of the Och-Ziff Funds, page 63

45. Please provide us a comprehensive analysis of how you considered all the provisions in EITF 04-5 and FIN 46 (R), specifically paragraph B20, in determining that it is or will be appropriate to deconsolidate your domestic and foreign funds due to changes in the rights of the unaffiliated limited partners.

Cash Distribution Policy, page 74

46. Please discuss the material risks and limitations of your cash distribution policy, including the consequences of not investing earnings in future growth and using

earnings towards provisions for unexpected cash needs. Please also discuss the impact, if any, on future debt repayment.

47. Please describe in detail the restrictions and the definition of default in your debt agreements and their potential impact on your ability to make distributions.

48. Please prominently disclose the percentage of cash flows that you anticipate will actually be available after the deduction of all amounts related to conduct of your business, making appropriate investments in your business and funds, complying with applicable law, your debt instruments or other agreements or to provide for future distributions to other security holders.

49. Please better explain what factors will be used and how distribution amounts will be determined for the Och-Ziff Operating Group Class A and Class C units.

Dilution, page 77

50. Please revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your equity incentive plan. See Item 506 of Regulation S-K.

Unaudited Pro Forma Financial Information, page 79

51. Please be advised that we will review and comment on the pro forma financial information when it is completed.

52. Please provide us a comprehensive discussion of how you determined that it is appropriate to account for the Transactions as a reorganization of entities under common control. To the extent applicable, please address the accounting for any minority interests before and after the Transactions. Also, please address any expected accounting implications of the subsequent exchange of Och-Ziff Operating Group A into Class A shares.

Management's Discussion and Analysis…, page 94

53. Under "Market Factors" and in several other places in your prospectus, you state that alternative asset management involves investment strategies where the goal is to produce returns that have a lower correlation to the broader market than traditional asset management strategies. Please elaborate so that investors will understand why and to whom the strategy is useful.

54. Please revise the discussion of your results of operations and segment analysis for each period presented. Your revisions should include, but not be limited to, the following:

   - Provide a comprehensive analysis of the underlying factors that impacted your results. Such an analysis should specifically identify and quantify, where possible, the reasons why changes occurred and should explain how they impacted your operating results.

   - Discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations.

   - When multiple or offsetting factors contribute to a net change, discuss each significant factor separately and consider the use of tabular presentations to quantify each factor.

   - Include a separate discussion of each significant line item of your combined statements of income.

   - Ensure that your discussion provides investors with the appropriate information to understand your results through the eyes of management.

   Please note that this is not an all-inclusive list of how and where your discussion should be improved. Please refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification and SEC Interpretative Release No. 33-8350 dated December 19, 2003 for additional guidance.

Historical Liquidity and Capital Resources, page 110

55. We note your references to NAV. Please provide a more comprehensive explanation of this term and explain what the measure represents. Please include additional information to provide some context to the numerical amounts you disclose.

56. Please provide a more comprehensive analysis of your cash flows. Your discussion should not merely repeat information that is obtainable from your financial statements rather it should explain the factors that impacted your historical cash flows and it should address your prospects regarding future cash flows. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

Post-Offering Liquidity and Capital Resources, page 111

> 57. Please discuss the anticipated impact of the quarterly distributions on your liquidity.

Contractual Obligations, page 113

> 58. We note the disclosure in footnote (1) regarding the new term loan. Please add disclosure in this section that discusses the impact of the new term loan on your contractual obligations. Please also add disclosure that discusses the impact, if any, of the reorganization and offering transactions, which are discussed under "Structure" beginning on page 9.

> 59. Please disclose the estimated interest payments that will be due on your $750 million new term loan during each period presented.

Critical Accounting Policies and Estimates, page 113

Valuation of Investments, page 114

> 60. Please provide additional information regarding how you estimate the fair value of investments for which market prices are not readily observable. Your disclosures should include the following:
>
> - Explanation of each of the models/techniques used to estimate fair value of the investments;
>
> - Detailed discussion of the material estimates and assumptions used in each of the models;
>
> - Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and
>
> - A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on the management fees and incentive income.
>
> Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

> 61. At each balance sheet date, please summarize, in a tabular format, the percentage of total investments for which you use each valuation method to determine fair value. Please present this information by investment type.

Market Risk, page 118

62. It is not clear to us how your current disclosures fully convey your market risks
     or comply with Item 305 of Regulation S-K. Please provide all the information
     required by Item 305 of Regulation S-K. Specifically, state how you manage
     each market risk and include the quantitative disclosures using one of the three
     prescribed methods. Refer to Section 507.02 of the Financial Reporting
     Codification for additional guidance.

Industry, page 121

Asset Management, page 121

63. Please quantify and discuss the extent to which you or the consolidated funds
     have investments in subprime mortgages, if material.

Business, page 125

64. Please revise to clarify how the funds are structured and how the initial capital
     commitments are determined and funded. Do the partners, the company or any
     of their affiliates directly invest in the funds or do they use carried interest? If
     they use direct investments, how are they funded?

65. Please describe the material terms of the material agreements that are related to
     your business, such as investment management agreements.

66. Please describe the legal remedies, whether by agreement or otherwise, that
     investors or the funds have against the company, the partners or any of their
     affiliates to recover losses related to misrepresentation, fraud or poor
     investments.

Board of Directors, page 140

67. We note that you intend to appoint four additional directors. Once the persons
     have been identified, please provide the information required by Item 401(a) of
     Regulation S-K, as well as the consents required by Rule 438 of Regulation C.

Compensation Discussion and Analysis, page 142

68. We note your disclosure that instead of fixed annual cash amounts, your named
     executive officers will receive distributions on the Operating Group A Units.
     You also state that you may allocate some or all of your partners a portion of
     your profits in the form of distributions on the Operating Group C Units, and

that distributions on the C Units to your executive officers must be approved by the compensation committee. Please discuss the extent to which these distributions are intended as compensation, and discuss them as required under 402(b) of Regulation S-K. For example, and without limitation, explain how distributions on the A and C Units, as distinct elements of compensation, fit in to your overall compensation objectives. Explain how decisions about distributions on the Operating Group C Units may affect decisions regarding distributions on the Operating Group A Units and other elements. Explain why you choose to pay both elements of compensation and how you will determine the amount of each element to pay. You also refer to performance-based income payments to be made following the offering. Please clarify whether these are the same as distributions on either class of Operating Group Units, and provide CD&A disclosure as necessary.

Partner and Managing Directors Agreements, page 144

69. We note the disclosure in the second sentence under the subheading "Full Time Commitment Payments" on page 144. Please confirm whether the provisions of the agreements are identical with respect to the manner in which distributions or other amounts are paid. In addition, please briefly describe these provisions.

IPO Date Equity Awards, page 148

70. Please disclose the number of Class A restricted shares that will be issued to the named executive officers.

Related Person Transaction Policy, page 165

71. Please indicate whether the policy will be in writing. If not, please indicate how the policy will be evidenced. Refer to Item 404(b)(iv) of Regulation S-K.

Description of New Term Loan, page 167

72. Once you have finalized the new term loan, please revise the disclosure in this section to describe its material terms, including the maturity date, interest rate, prepayment terms, and material financial covenants. In addition, please revise to remove the term "customary" and describe the terms being referenced.

Shares, page 168

73. Please also disclose the outstanding capital stock if the over-allotment option is exercised.

Duties of Officers and Directors, page 172

74.   Please describe what remedies, if any, are available to shareholders for breaches of fiduciary duty and conflicts of interest.

75.   Please prominently disclose that the operating agreement does not limit liability under the federal securities laws.

Shares Eligible for Future Sale, page 180

76.   Please revise to discuss the shares covered by the over-allotment option.

77.   Please disclose the number of class A shares subject to the registration rights agreement.

Lock-Up of our Class A shares, page 181

78.   Please discuss whether Goldman Sachs has any intentions to release shares from the lock-up agreements and describe those factors Goldman Sachs may consider in determining to release shares.

79.   We note that the disclosure in the third and fourth paragraphs is qualified by the statement "among other things." Please revise to remove this statement and to describe the material terms of the lock-up agreements regarding the exceptions.

Underwriting, page 202

80.   We note the disclosure in the second full paragraph on page 203. Please revise to eliminate the suggestion that you have only included some of the factors you will consider in determining the initial public offering price and identify all the material factors considered in determining the offering price. In this regard, we note the statement "among the factors" in the third sentence. See Item 505(a) of Regulation S-K.

Outside Back Cover Page of Prospectus

81.   Please revise the table of contents to include all of the major headings and the subheadings within the body of the revised prospectus. See SEC Release No. 33-6900. In particular, we note that the risk factor subheadings have not been included in the table of contents.

Financial Statements
Och-Ziff Operating Group - Annual

Note 1. Business and Basis of Presentation, page F-7

82. We note that the combined financial statements include the accounts of affiliated operating entities under common control and management and certain consolidated Och-Ziff funds. We also note that the term "members" refers to your founder and equity member, Daniel Och, and 17 other existing non-equity members. Please provide us a comprehensive explanation and analysis of the equity structure of each entity included in the combined financial statements. Please specifically address:

- The interests of each of the 18 members in each entity;

- The distinctions between the equity member and the non-equity members and an explanation of how amounts have been allocated amongst the members;

- Any changes in any of the equity structures during the periods presented;

- How you determined the "control group". If the control group includes any members other than Mr. Och, please explain your consideration of EITF 02-05; and

- If there are any other entities under the same common control and management that are not included in the combined financial statements. To the extent applicable, provide us a brief description of each entity, including its results. Explain to us your basis for including or excluding each entity.

83. We assume that the combined financial statements include all of the historical costs for each entity, including those costs that may have been incurred on their behalf. Please refer to SAB Topic 1:B.1 and confirm your compliance or revise the combined financial statements accordingly. Also, please specifically address the inclusion or exclusion of compensation expense related to Mr. Och in the combined financial statements. Finally, please be advised that if any costs related to the combined entities were allocated, you should provide all the disclosures required by SAB Topic 1:B.1.

84. We note that the combined financial statements include the accounts of the Och-Ziff Operating Group and its consolidated subsidiaries which are comprised of those entities in which it has an investment of 50% or more and has control over

significant operating, financial and investing decisions of the entity. Please tell us if there are any entities in which you have an investment of 50% that you consolidate or any entities in which you have an investment of more than 50% that you determined you do not control. For any such entities, please provide us a more comprehensive explanation of the appropriateness of your consolidation policy. In addition, please tell us if there are other Och-Ziff funds that you do not consolidate and explain the appropriateness of your policy.

85.   Please disclose the percentage of the non-controlling interests that are redeemable at the request of the investor and the percentage that are redeemable at the time the investments' funds become liquid. In addition, please provide us a roll-forward of the non-controlling interest balance during each period presented and reconcile any amounts in the roll-forward with amounts in the combined financial statements. To the extent the non-controlling interests received non-cash distributions, please disclose those distributions in accordance with paragraph 32 of SFAS 95.

86.   We note that your funds are generally structured through master-feeder arrangements. Please better explain the exception relating to your accounting for these arrangements relative to the AICPA Guide and EITF 85-12. Please provide us a comprehensive description of the master funds you consolidate. Please also tell us if there are other master funds that are not consolidated, including how you determined that consolidation is not required. In addition, please revise your disclosures to clarify your consolidation policy for feeder funds.

Note 2. Summary of Significant Accounting Policies, page F-8

General

87.   If applicable, please include your policy for recognizing "day one" gains, distinguishing between securities that are based on market value versus other fair value techniques. Specifically address whether you defer recognition of "day one" gains and if so, how and when such amounts are recognized.

88.   Please disclose your revenue recognition policies for amounts included in "other revenues" in your combined statements of income.

Incentive Income, page F-9

89.   Based on your use of the term "generally", please disclose what measures, other than investment performance of a one-year measurement period, are used to calculate incentive income. To the extent applicable, please address any

clawback features related to any incentive income arrangements. In addition, if during any period presented there are funds subject to high-water marks due to net losses, please ensure that MD&A discloses and discusses the potential impact on future operating results.

Och-Ziff Funds Income and Expenses, page F-9

90. Please disclose the fair value of any investments on non-accrual status at each balance sheet date and the impact of non-accrual investments on interest income during each period.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value, page F-10

91. We note references to "third party input" and "information provided by third parties". Please identify any third parties as experts and provide their consents or delete any references to them.

92. Based on the last sentence of the fourth paragraph, we assume that the fair values of all remaining investments are based on sales prices obtained from national securities exchanges. Please confirm or revise your disclosures to clarify.

Derivatives, page F-11

93. Please quantify the fair values of derivatives that you determined using quoted market prices and using pricing models.

Other Investments, at Fair Value, page F-12

94. Please provide us additional information related to your other investments, including your basis for concluding that they should be accounted for at fair value.

Future Adoption of New Accounting Pronouncements, page F-14

95. We note your disclosures regarding the pending adoption of SOP 07-1, SFAS 157 and SFAS 159. Please revise your disclosures to better explain your evaluation process, including when you expect each evaluation to be completed, and to address the range of the potential impact of each pronouncement or explain why a range cannot be determined.

Note 5. Investments, page F-16

Condensed Schedule of Investments, page F-17

96.   Please tell us what consideration you gave to presenting each investment type
      listed in paragraph 7.16(a)(1) of the AICPA Audit and Accounting Guide on
      Investment Companies. Also, please tell us what consideration you gave to
      providing the disclosures outlined in paragraphs 7.16(b) and 7.16(f).

Investments in Variable Interest Entities, page F-24

97.   Please provide us reconciliations of your investments in variable interest entities
      to your annual and interim balance sheets. Please provide us a more
      comprehensive explanation of the changes to your VIE's between the annual
      and interim financial statements.

Note 8. Compensation and Benefits, page F-27

98.   Please clarify if or how deferred amounts not yet recognized as compensation
      expense are reflected in your combined financial statements.

Member Payments, page F-28

99.   Please clarify how you are accounting for this arrangement.

Note 13. Commitments and Contingencies, page F-31

100. Please explain how you determined that the commitments to fund new
      investments (as of the most recent balance sheet date) are not required to be
      included in your table of contractual obligations in MD&A.

Note 14. Operating Segment Analysis, page F-32

101. Please tell us how you determined that your Institutional Investment Funds
      represents one reportable segment. Refer to paragraphs 10-15 of SFAS 131.
      Please also provide us copies of the reports used by your CODM.

102. Please revise your annual and interim segment disclosures, in the notes to the
      financial statements and MD&A, to:

      - Clarify the source of the management fees and incentive income that are
        not eliminated in your GAAP financial statements; and

- Cross reference the amount of each other adjustment with the related narrative disclosures.

Note 15. Subsequent Events, page F-36

Credit Agreement, page F-36

103. We note that you have entered into a credit agreement and intend to make distributions to your existing members prior to the IPO. Please tell us what consideration you have given to providing a pro forma balance sheet alongside your most recent historical balance that reflects all planned distributions. Refer to SAB Topic 1:B.

Ziffs' Profit-Sharing Arrangement, page F-37

104. Please explain to us the basis for your accounting for the conversion of the Ziff profit sharing interest. Tell us the amount of the anticipated charge and explain how it will be determined.

Financial Statements
Och-Ziff Operating Group - Interim

Note 2. Deconsolidation of Certain Domestic Och-Ziff Funds, page F-43

105. Please explain why you provided additional rights to the domestic and foreign limited partners. Also, please provide us a more comprehensive explanation of the facts and circumstances that result in the different presentation of the master funds in the annual combined financial statements, the interim combined financial statements and the pro forma financial statements. In this regard, it is not clear to how the master funds have been de-consolidated in the interim combined financial statements.

Note 4. Investments, page F-46

106. Please provide summarized operating results for the equity interests in the domestic funds. In addition, due to the fact that your incentive income is based on the performance of the investments in your funds, please tell us what consideration you have given to providing more detailed schedule of investment disclosures even after the deconsolidation of the funds.

Item 14. Indemnification of Directors and Officers, page II-1

107.   We note the disclosure in the second paragraph. Please file the indemnification
        agreements as exhibits to the registration statement. Alternatively, you may file
        the form of indemnification agreement if each of the agreements is substantially
        the same.

Item 16. Exhibits and Financial Statement Schedules, page II-2

108.   Please file as promptly as practicable each of the exhibits required by Item 601
        of Regulation S-K, in particular Exhibits 1.1, 5.1, and 8.1. These exhibits and
        any related disclosure are subject to review and you should allow a reasonable
        period of time for our review prior to requesting acceleration.

109.   Please file each of the following as an exhibit to the registration statement:

   •   The agreements and/or plans discussed in Note 8 to the audited financial
        statements.

   •   The credit facility documents and related agreements. In this regard, we
        note the disclosure in Note 9 to the audited financial statements.

   •   The term loan documents and related agreements. In this regard, we note
        the disclosure in Note 15 to the audited financial statements.

   •   The Ziff Profit-Sharing Agreement. In this regard, we note the disclosure
        in Note 15 to the audited financial statements.

   •   The organizational documents of the intermediate holding companies.

                          *   *   *   *

        As appropriate, please amend the filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with the amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing the amendment
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession

of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the above registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
         Ms. Jennifer A. Bensch
         Skadden, Arps, Slate, Meagher & Flom LLP
         Four Times Square
         New York, NY 10036

         Mr. Jay Clayton
         Mr. Glen T. Schleyer
         Sullivan & Cromwell LLP
         125 Broad Street
         New York, NY 10004